SECURITIES AND EXCHANGE COMMISSION

                           Washington, D.C. 20549
                              ----------------

                                Schedule TO

         Tender offer statement under Section 14(d)(1) or 13(e)(1)
                   of the Securities Exchange Act of 1934

                             MyPoints.com, Inc.

                     (Name of Subject Company (issuer))

                           UNV ACQUISITION Corp.

                        a Wholly Owned Subsidiary of
                          United NewVentures, Inc.

                    (Names of Filing Persons (offerors))

                  Common Stock, Par Value $.001 Per Share


                                 62855T102
                               (CUSIP Number)

                            Christine Grawemeyer, Esq.
                               Senior Counsel
                              UAL Corporation
                           1200 E. Algonquin Road
                     Elk Grove Township, Illinois 60007
                               (847) 700-4000

               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                                  Copy to:

                   Elizabeth Raymond, Esq. and Marc F. Sperber, Esq.
                            Mayer, Brown & Platt
                          190 South LaSalle Street
                        Chicago, Illinois 60603-3441
                               (312) 782-0600

                         CALCULATION OF FILING FEE

===============================================================================
 Transaction Valuation                                     Amount of Filing Fee
-------------------------------------------------------------------------------
    Not Applicable                                             Not Applicable
-------------------------------------------------------------------------------




[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing registration statement number, or the Form or Schedule and the date of its filing.

            Amount Previously Paid:     N/A       Filing Party:    N/A

            Form or Registration No.:   N/A       Date Filed:      N/A


[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

          [X] third-party tender offer       [ ] going-private transaction
              subject to Rule 14d-1.             subject to Rule 13e-3.

          [ ] issuer tender offer subject    [ ] amendment to Schedule 13D
              to Rule 13e-4.                     under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

Item 12. Exhibits

Text of Press Release issued by United NewVentures, Inc. and MyPoints.com, Inc. on June 4, 2001.